Filed by Boston Private Financial Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company:  Boston Private Financial Holdings, Inc.
Commission File No.:  333-253002
Date:  April 7, 2021

The following press release was issued by Boston Private Financial Holdings, Inc. on April 7, 2021.

Boston Private Files Investor Presentation and Board of Directors Sends Letter to Shareholders Regarding the Proposed Transaction with SVB Financial

The SVB Financial Merger Continues To Be Financially and Strategically Compelling

HoldCo’s Proposal Is Reckless, Founded on Flawed Valuation Analyses and Misleading Assertions, and Value Destructive

BOSTON—(BUSINESS WIRE)—The Board of Directors of Boston Private Financial Holdings, Inc. (NASDAQ: BPFH) (“Boston Private”), a leading provider of integrated wealth management, trust and banking services to individuals, families, businesses and nonprofits, today issued an investor presentation and sent a letter to Boston Private’s shareholders regarding the previously announced definitive merger agreement with SVB Financial Group (NASDAQ: SIVB) (“SVB Financial”).  The investor presentation is available at: https://ir.bostonprivate.com/files/doc_presentations/2021/04/Investor-Presentation.pdf.

The letter and investor presentation reiterate why the SVB Financial transaction continues to provide the best path for maximizing value for Boston Private shareholders, and respond in detail to HoldCo’s misleading assertions, unsubstantiated analyses and reckless and illusory proposal that threatens to destroy substantial shareholder value.

The Boston Private Board unanimously recommends that shareholders vote on the WHITE proxy card “FOR” the proposed transaction with SVB Financial and “FOR” the other matters to be considered at the April 27, 2021 special meeting.

The full text of the letter from the Board of Directors to shareholders follows.

April 7, 2021

Dear Boston Private Shareholders:

The special meeting of Boston Private shareholders to approve the value-maximizing transaction with SVB Financial, scheduled for April 27, 2021, is rapidly approaching.

If the merger with SVB Financial is completed, holders will be entitled to receive, for each share of Boston Private common stock owned, $2.10 in cash and 0.0228 shares of SVB Financial common stock, an implied value of $13.12 per share of Boston Private common stock based on the closing stock price of SVB Financial common stock on April 1, 2021, representing a 56% premium to Boston Private’s unaffected share price as of immediately prior to announcement of the transaction.

The Boston Private Board of Directors (the “Board”) carefully considered the company’s available alternatives and concluded that the transaction maximizes value for, and is in the best interests of, all Boston Private Shareholders.  The Board unanimously recommends that you vote on the WHITE proxy card “FOR” the proposed transaction with SVB Financial and “FOR” the other matters to be considered at the April 27, 2021 special meeting to approve the transaction.  You can vote by mail, over the Internet or by a toll-free telephone call.  Simply follow the instructions on the attached WHITE proxy card.  We urge you to vote by telephone or over the Internet to ensure your vote is received in time to be counted at the special meeting.

Your vote is very important, regardless of how many shares you own.  The failure to vote your shares or an abstention from voting has the same effect as a vote against the transaction.  The transaction cannot be completed unless the merger agreement is approved by the affirmative vote of at least 66 2/3% of the outstanding shares of Boston Private common stock entitled to vote.

You may have received communications from an entity called HoldCo Asset Management, LP (“HoldCo”) seeking your support to defeat the transaction with SVB Financial.  The Board believes that HoldCo’s illusory proposal is a reckless gamble based on arguments without merit that, if successful, would imperil the value of your investment in Boston Private.

Your Board is unanimous in its opposition to HoldCo’s efforts and recommends you ignore their communications and not vote any of their gold proxy cards.  If you have voted on a gold proxy card, please vote FOR the proposed transaction with SVB Financial using a WHITE proxy card.  Only your latest dated vote counts.

THE TRANSACTION MAXIMIZES VALUE FOR BOSTON PRIVATE SHAREHOLDERS

The Board believes that the transaction with SVB Financial is a financially and strategically compelling opportunity that maximizes value for, and is in the best interests of, all Boston Private shareholders.

Compelling Valuation

Across multiple financial metrics, the merger with SVB Financial represents one of the most financially attractive bank deals in years.

As a result of the Board’s negotiating efforts, SVB Financial increased the value of the merger consideration offered from $7.60 per Boston Private share in August 2020 to $10.94 per Boston Private share as of December 31, 2020, the last trading day prior to the date of announcement of the merger agreement.  At the time the transaction was announced, the merger consideration represented the highest price to forward earnings-per-share multiple and second-highest announcement date premium in a major bank transaction in the past three years.1  This already-compelling premium has substantially increased since that time as a result of the appreciation of SVB Financial’s share price, and represents an implied value of $13.12 based on SVB Financial’s closing price on April 1, 2021, corresponding to a 56% premium to Boston Private’s unaffected share price as of immediately prior to announcement of the transaction and a 21.2x price to forward earnings-per-share multiple.2  The Board believes that the transaction with SVB Financial provides substantially higher and more certain value to Boston Private shareholders than the company’s available alternatives.

1 Bank transactions in excess of $500 million since January 1, 2018.
2 Based on equity research consensus 2021 earnings per share estimates of $0.62 per share as disclosed in Boston Private’s definitive proxy statement.

The Right Partnership

SVB Financial is the right partner for Boston Private, which will further benefit current Boston Private shareholders once the merger is completed.  It has a differentiated platform with a long track record of stellar execution and industry-leading growth, all of which will be enhanced by the capabilities of the combined company to leverage SVB Financial’s balance sheet, expansive client network and position at the center of the innovation economy to augment Boston Private’s wealth management solutions and accelerate value creation opportunities for Boston Private shareholders.  Not only does the merger with SVB Financial provide significant immediate financial benefits to Boston Private shareholders through a compelling premium, the Boston Private Board believes that the transaction will enable shareholders to benefit from the strategic merits of the combination by participating in the upside potential of the combined company, and is the clear long-term value maximizing alternative for shareholders.

The Right Timing

The Board’s decision to capitalize on a compelling strategic opportunity with SVB Financial and lock-in a fixed exchange ratio when it did has already generated hundreds of millions of dollars in incremental value for Boston Private shareholders above and beyond the almost 30% premium already embedded in the implied value of the merger consideration at the time of announcement of the transaction.  As described in detail below, delaying negotiations with SVB Financial in order to pursue discussions with other potential counterparties, as HoldCo has proposed, would have wiped away hundreds of millions of dollars in value for Boston Private shareholders, while providing no discernible benefits and significantly increasing various risks, including the potential loss of the SVB Financial deal altogether.  The timing of the transaction was critical to capturing the upside potential in the price of SVB Financial common stock based on SVB Financial’s continued strong performance.

The Right Process

Independent Board Conducted Extensive Analysis and Carefully Considered All Available Alternatives

In 11 meetings over the course of several months, the Board assessed the company’s standalone plan and the opportunities, risks and challenges associated with that plan, and analyzed with its financial advisor the universe of alternative potential strategic merger partners and the several inbound inquiries it received.  The Board was very familiar with the strategic merits of those potential partners as well as the merger consideration they would potentially be able to offer as the result of the Board’s and its advisors’ significant corporate advisory, banking and financial services experience, and deep industry knowledge.  Accordingly, the Board determined that:

•
no potential merger partner would be a better strategic fit or offer more favorable terms or stronger prospects for future growth and value creation to Boston Private shareholders than SVB Financial; and

•
the transaction with SVB Financial would provide more value, sooner, with significantly more certainty and significantly less execution risk, than the company’s standalone plan, while at the same time offering participation in the long-term growth potential of the combined company at a level that was unlikely to be achieved under the standalone plan.

The Board’s Process Maximized Value Without the Risks Inherent in an Auction

HoldCo repeatedly asserts that the company referred to in Boston Private’s definitive proxy statement as Company A “was offering a higher price than SVB was offering at that time.”  This is simply false.  Neither Company A nor any other party — other than SVB Financial — made any offer or proposal to acquire Boston Private, either during the negotiation process with SVB Financial or at any time since announcement of the transaction.  HoldCo’s distortions underscore its inability to engage with real-world facts.  Having no on-the-ground experience with bank M&A processes, HoldCo subscribes to a black-and-white, purely theoretical philosophy by which auctions must automatically lead to the best outcome for shareholders.  But the transaction process implemented by the Board was not an academic exercise undertaken in an ivory tower — it was a real-world negotiation carefully designed and calibrated with the advice of expert advisors to maximize value for Boston Private shareholders.  In the real-world, the tone of a conversation matters, timing matters and reasoned and experienced assessments of a potential acquiror’s preparation, seriousness and ability to pay matter.

These nuances are lost on HoldCo, but they are reflected in precedent bank transactions, where a majority of target companies do not undertake auction processes, and where auction processes generally do not produce better results than bilateral negotiations.3  The reasons are simple:  the universe of potential strategic buyers for banks of Boston Private’s size is limited and well-known to those in the industry; to the extent that any such potential buyers are interested in a strategic combination, they typically make their interest known to targets proactively; and for a business whose principal assets — its people — walk out the door at the end of every business day, the risks of running a broad auction process and exposing the company to potential leaks, market rumors and resulting employee and customer attrition are real and need to be weighed against the hypothetical and, in many cases, illusory benefits of running such a process.

Yet HoldCo would apparently have Boston Private open up its books and provide highly confidential and competitively sensitive diligence materials and access to employee and customer information to any competitor that expresses even the slightest interest in discussing a possible transaction, no matter how vague, soft or flimsy their overtures or terms might be.  The Board disagrees with that philosophy.

3 Bank transactions in excess of $500 million since January 1, 2018.

A review of the inquiries from HoldCo’s three purported potential buyers confirms that there was no credible reason for Boston Private to affirmatively pursue further discussions with any of these parties, and that the Board chose the value-maximizing process.

•
Company A:  Notwithstanding HoldCo’s mischaracterizations, Company A never made any proposal to acquire Boston Private.  Instead, it approached Boston Private casually based on speculation that Boston Private might already be considering a strategic business combination and indicated that, subject to numerous contingencies, it might consider a valuation at a tangible book value multiple in a general price range of $10.50.  Company A never submitted any letter, indication of interest or other written expression of interest, nor did it propose any specific transaction terms, or indicate whether an actual proposal was expected to be discussed with or approved by its board of directors.  The Board discussed and considered Company A’s outreach and determined that it was highly speculative and contingent.  The Board also concluded that there was greater upside potential in SVB Financial’s stock price, and therefore in the value of the merger consideration, that would not apply to Company A even if it were to submit an actionable proposal at or around its indicated potential valuation level.  After considering all the facts, the Board concluded that Company A was unlikely to (i) be a better strategic fit for Boston Private than SVB Financial, (ii) offer terms more favorable to Boston Private’s shareholders than those offered by SVB Financial, or (iii) offer better prospects for future growth and value accretion for the benefit of Boston Private’s shareholders.

•
September 2020 Inquiry:  HoldCo criticizes Boston Private for not inviting another party that inquired about a transaction in September 2020 to participate in an auction process.  As previously disclosed, this party inquired about a transaction at a 20-25% premium to Boston Private’s then-current stock price, which was in the range of $5.50 per share, implying a transaction value of around $6.60 - $6.87 per share.  At that time, discussions with SVB Financial centered around SVB Financial making a proposal valuing Boston Private at approximately $9.25 per share, which the Boston Private Board concluded was still an inadequate price.  There was simply no reason for Boston Private to waste time, money and effort, or magnify the attendant confidentiality, competitive, employee and customer retention risks, by engaging on an inquiry with such an inferior value proposition.

•
Similarly-Sized California-Based Bank Holding Company:  Finally, HoldCo suggests that Boston Private should have engaged in transaction negotiations with a California-based bank holding company of similar size to Boston Private.  As previously disclosed, in 2019 Boston Private engaged in preliminary discussions with representatives of this potential counterparty, which centered around an acquisition by Boston Private of this counterparty — a completely different transaction than the SVB Financial merger (or, for that matter, any sale transaction advocated by HoldCo), in which Boston Private would be paying a premium, instead of receiving one.  Boston Private had previously determined that such a transaction would not be financially attractive or create meaningful value for Boston Private shareholders, and that this company was not a strong financial, cultural or strategic fit for Boston Private.  Accordingly, there was no reason to engage in further discussions with this potential counterparty.  HoldCo’s contention that inviting this party — whose apparent interest was in being acquired by Boston Private — to participate in an auction to acquire Boston Private would have somehow generated competitive pressure and resulted in SVB Financial delivering additional merger consideration defies logic, and further underscores HoldCo’s lack of understanding of real-world negotiating dynamics.

Far from lending support to HoldCo’s auction theory, what these various informal inquiries actually show is that the Board was extremely well-informed regarding the pool of potential strategic counterparties that might be interested in pursuing a strategic combination and the level of consideration that they might be able and willing to offer.  If any of the parties that HoldCo asserts would have offered superior financial terms, or indeed any other potential strategic partner, were in fact interested in and capable of acquiring Boston Private at a premium valuation relative to the merger with SVB Financial, they would have submitted a proposal.  None did.

Contrary to HoldCo’s monolithic view of M&A processes, the Board does not believe that there is any single blueprint for how to achieve the best result in selling a company.  It is a fact- and context-specific determination that requires careful consideration and evaluation of a number of factors that bear on the risks and benefits of approaching additional parties or instead pursuing a transaction with a company that has made a compelling strategic offer.  The Board ran a robust, thorough and value-maximizing process for Boston Private shareholders and successfully secured one of the highest premia of any bank merger in years, and locked-in an exchange ratio at a time that has allowed Boston Private shareholders to benefit from the substantial upside in SVB Financial’s stock price.

HOLDCO’S PATH FORWARD IS RECKLESS, NOT VIABLE AND EXPOSES BOSTON PRIVATE SHAREHOLDERS TO SIGNIFICANT RISKS

While the Board has provided a value-maximizing transaction with a compelling premium and significant long-term upside prospects, HoldCo lacks any coherent strategy or viable value proposition for Boston Private shareholders, and its proposed “path forward” is illusory and would expose you to major risks.

It is clear that prior to the announcement of the SVB transaction, HoldCo was planning to launch a proxy fight against the Board and advocate for a sale of the company.  But before HoldCo could do so, the Board capitalized on the opportunity with SVB Financial, delivering a strategic transaction at a price that maximizes value for Boston Private shareholders.  The Board preempted HoldCo’s platform by doing what was right for Boston Private shareholders and acting at the right time, but HoldCo is determined to move forward with its contest anyway.

The result is a “path forward” that is reckless, unrealistic and lacks any feasible means of delivering additional value.  Notwithstanding HoldCo’s claims that the steps to achieving enhanced value are “simple and straightforward,” they are in fact fraught with risk.

HoldCo’s Proposed Sale Process Threatens To Expose Boston Private to Uncapped Damages

HoldCo continues to propose that Boston Private “commence a competitive [sale] process immediately.”  But as the Board noted in its prior communication to shareholders, commencing such a process would be a willful breach of Boston Private’s obligations under the merger agreement with SVB Financial, an inconvenient fact that HoldCo knows, or should know if it had in fact read the publicly available merger agreement, but has blatantly ignored in all of its communications to you.  HoldCo is either attempting to deliberately mislead you or is willing to expose your company to uncapped potential damages.

HoldCo’s proposed path forward is a fantasy, and entirely illusory.  Unless the parties mutually agree to terminate the merger agreement, until the January 3, 2022 termination date is reached or another termination event occurs, neither party can abandon the transaction and each must use reasonable best efforts to complete the merger.

HoldCo’s Expectations of Potential Acquirors Are Unrealistic and Unsupported

HoldCo has now implicitly acknowledged that a previously unknown mystery acquiror is not likely to materialize.  As such, HoldCo is pinning its hopes on a limited universe of potential acquirors, several of whom made informal and preliminary inquiries of Boston Private that the Board carefully evaluated and, as discussed above, determined (correctly) were unlikely to result in terms more favorable to Boston Private shareholders than those offered by SVB Financial.  HoldCo has not demonstrated why any of those parties, or for that matter any other potential acquiror, would suddenly be likely to make a proposal to acquire Boston Private, much less one that delivers more value than the transaction with SVB Financial.  To date, no such proposal has been made.  HoldCo may be comfortable taking a flyer on the unlikely possibility of such a proposal emerging; the Board is not.

Proposed Slash and Burn Approach Would Destroy Value

Perhaps understanding that re-initiating a sales process is not feasible and that there is no mystery acquiror waiting in the wings, HoldCo has pivoted to proposing vague operational changes that amount to nothing more than a slash and burn approach designed to artificially boost short-term share price performance through excessive cost cutting and return of capital, to the detriment of the long-term value of the Boston Private franchise.  HoldCo’s analysis, resting on faulty and unsubstantiated assumptions, would fail to deliver value to Boston Private shareholders on par with the SVB Financial merger consideration even in the short term and likely result in significant customer and employee attrition and irredeemable damage to the Boston Private business.  To make its plan appear to create value, HoldCo makes a series of groundless assumptions, including establishing cost-savings by reference to a set of peers with very different business models, assuming multiple expansion solely as a result of cost-cutting, and, most egregiously, assuming that the company could buy back $115 million of its shares at $10 while bumping its share price to more than $17 — an assumption both absurd on its face and that would raise serious questions under the federal securities laws.

HoldCo’s standalone “plan,” which might as well have been sketched out on the back of a napkin, further illustrates the dangers of delegating the strategy for ongoing operations of Boston Private and its subsidiaries to HoldCo.  This slash and burn approach that fails to deliver value in the short term while destroying Boston Private’s long-term prospects stands in stark contrast to the compelling value, upside participation and certainty of execution that the SVB Financial transaction will deliver for Boston Private shareholders.

HoldCo’s Withdrawal of Its Own Nominees Demonstrates a Lack of Commitment and the Absence of a Coherent Strategy

As the Board previously noted, HoldCo was forced to withdraw its nomination notice with respect to two of its nominees to the Boston Private Board — HoldCo’s own co-founders Michael Zaitzeff and Vikaran Ghei — due to its parallel threatened proxy fight against another Boston-based bank holding company, Berkshire Hills Bancorp, Inc., where it also nominated Mr. Zaitzeff to the board of directors.  That HoldCo consciously decided to forego the possibility of nominating a majority slate that included HoldCo’s founders to the Boston Private Board in favor of having a single representative on the Berkshire board demonstrates HoldCo’s utter lack of conviction in the strength of its arguments or its likelihood of success.  Moreover, it confirms that HoldCo does not have a coherent strategy.  It has a bag of risky, half-baked proposals and no idea how to execute on them.  Even if HoldCo’s three unaffiliated nominees were elected to the Board and adopted HoldCo’s agenda, they would constitute only a minority of the Board and would have no mechanism to cause Boston Private to pursue HoldCo’s ill-advised and risky gambles, and given HoldCo’s board seat at Berkshire Hills, a competing bank operating in the same market as Boston Private, it is far from clear that HoldCo would even be able to actively participate, directly or indirectly, in key strategic decisions of the Boston Private Board given antitrust, bank regulatory and confidentiality considerations.

Though HoldCo has not articulated a feasible “path forward,” all of its proposed roads lead to the same dead end:  giving up a compelling transaction with certainty of value and significant upside in favor of a collection of reckless gambles, each with substantial and readily apparent risks, and highly theoretical and illusory potential benefits.

HOLDCO’S MISGUIDED ATTACKS AND BASELESS ASSUMPTIONS ARE NO SUBSTITUTE FOR THE BOARD’S INFORMED VALUATION ANALYSES

In considering the SVB Financial transaction, the Board and its advisors carefully evaluated Boston Private’s standalone plan and the valuation it implied, and determined that the SVB Financial transaction would deliver more value, sooner, with significantly more certainty and significantly less execution risk than the company’s standalone plan.

In contrast, Holdco has not undertaken any serious valuation analyses or engagement with Boston Private’s standalone plan, and has made no attempt to defend its naive “sum of the parts” and “contribution” analyses — methodologies that are inapplicable to Boston Private’s business or the transaction at hand, include numerous flawed assumptions and ignore fundamental valuation principles.  Instead of defending its analyses, HoldCo has resorted to attacking the market’s valuation of SVB Financial, using sleights of hand and pretending the world did not change as a result of the pandemic.

Attacks Against SVB Financial Are Misguided

HoldCo presents several purported analyses that, while framed in different ways, boil down to a single assertion:  HoldCo believes that the market is ascribing too much value to SVB Financial’s shares, and that it knows better than the market.

HoldCo’s attacks against SVB Financial have no basis in reality.  As industry analysts recognize, SVB Financial has a differentiated platform with exceptional growth opportunities in key industries, along with a history of operational excellence and credit quality that leaves little doubt about its ability to successfully capitalize on these opportunities.  SVB Financial’s premium valuation is not a short-term blip — it is based on a long-term track record of successful execution:  over the last ten years, SVB Financial has significantly outperformed its peers on almost every key metric.  Accordingly, each of SVB Financial’s 1-, 3-, 5- and 10-year total shareholder returns far outpace its peers and banks generally.4  The market again validated SVB Financial’s premium valuation just two weeks ago, as SVB Financial successfully raised $1 billion in a common stock offering from major institutional investors in a single day at a price of $500 per share, implying a price-to-earnings multiple of 24.4x.5

HoldCo’s attacks on SVB Financial fly in the face of what the rest of the market already knows, has known for years and has very recently validated — that SVB Financial’s unique position at the center of the innovation economy, fundamentally different balance sheet and earnings growth opportunities and outstanding record of performance justify its premium multiple.

HoldCo Is Living in a Pre-Pandemic World

HoldCo attempts to undermine the compelling value created by the SVB Financial transaction by comparing the value of the merger consideration to Boston Private’s pre-pandemic share price and referencing the parties’ pre-pandemic performance.  These comparisons are irrelevant, out of touch with reality and fail to take into account the significant changes in interest rates, the competitive environment and the businesses and growth prospects of Boston Private, SVB Financial and their respective clients arising out of the pandemic and ongoing recovery.  HoldCo is living in the past and focused on pre-pandemic performance and share prices.  The Board, on the other hand, is focused on maximizing value for Boston Private shareholders in the present and over the long-term — the Board evaluated Boston Private’s future prospects in light of a changing environment and determined that the transaction with SVB Financial was the best way to maximize value.

4 As of April 1, 2021.  SVB Financial 1-year, 3-year, 5-year and 10-year total shareholder return (“TSR”) of 245%, 101%, 369% and 742%, as compared to peers’ TSR of 127%, 18%, 124% and 198% and median of the KBW Nasdaq Bank Index TSR of 114%, 21%, 105% and 181% over the same periods.  Peers based on Morgan Stanley fairness opinion analysis, other than People’s United Financial, Inc., where trading has been disrupted by the announced sale to M&T Bank Corporation.
5 Based on estimated 2021 earnings per share of $20.52 per Thomson Reuters median street estimates as of March 22, 2021, following SVB Financial’s Form 8-K providing updated guidance.

Sleights of Hand Reinforce HoldCo’s Mistakes

HoldCo’s attempt to reframe the transaction consideration in terms of exchange ratio rather than value is not only incorrect, it repeats the same mistakes that HoldCo made in its valuation analyses and highlights how a process managed by HoldCo would have produced inferior results.  HoldCo’s assertions that the Board “ineptly negotiated for lower consideration as the process with SVB unfolded” and that SVB Financial’s final offer represented a 22% decline in value are blatantly false.  The Board negotiated to increase the value of the merger consideration from approximately $7.60 per Boston Private share to $10.94 per Boston Private share at the date of announcement of the transaction, a value reflecting the second-highest premium in a major bank transaction in the last three years.  HoldCo’s attempted sleight of hand again ignores the differing valuation and growth profiles of Boston Private and SVB Financial and the resulting possibility that their share prices would change at differing rates over time, while naively assuming that SVB Financial (or any other potential acquiror) would intentionally undervalue itself by negotiating a transaction without regard for positive changes to its own valuation and growth prospects.

And yet, the increase in SVB Financial’s stock price, the very issue about which HoldCo complains, would have been greatly exacerbated by HoldCo’s suggestion that Boston Private invite other parties into an auction process to somehow “keep SVB honest” about the market value of SVB Financial’s shares.  As HoldCo would have it, Boston Private would have been mired in an auction process with bidders the Board deemed unlikely to be competitive and, as a result, would have missed its window to capture the potential appreciation in the value of SVB Financial shares for the benefit of Boston Private shareholders.  Had Boston Private sought to prolong negotiations with SVB Financial in order to run an auction process, not only would Boston Private have risked losing the SVB Financial transaction altogether, particularly in light of SVB Financial’s final proposal being expressly conditioned on exclusivity, but even if a transaction had materialized based on the ultimately agreed pricing it would have cost Boston Private shareholders approximately $240 million in aggregate consideration value.6  It was precisely those risks, along with the significant risks to the Boston Private franchise from a confidentiality, competitive, and employee and customer retention perspective, that the Board carefully weighed against the potential benefits of rejecting or attempting to delay SVB Financial’s final proposal and pursuing discussions with other potential strategic parties.  The Board correctly concluded that those risks far outweighed any conceivable benefits of delay.

6 Applying the agreed-upon pricing formula 30 trading days later would have yielded an exchange ratio of 0.0168x and a current implied value of the merger consideration of $10.22 per share, or approximately $840 million, as compared to the actual current implied value of the merger consideration of $13.12 per share, or approximately $1.08 billion, in each case based on SVB Financial’s closing price on April 1, 2021.

THE BOARD RAN AN EXEMPLARY PROCESS DELIBERATELY SEQUENCED TO AVOID POTENTIAL CONFLICTS

The Board’s thoughtful sequencing of the negotiations with SVB Financial avoided conflicts to ensure a result that maximized value for Boston Private shareholders.  HoldCo’s continued efforts to falsely paint the transaction with SVB Financial as a conflict-ridden, management-friendly deal have no basis in fact, do not hold up to even the most cursory level of scrutiny, and are a desperate attempt to gain traction where all substantive arguments have failed.

The Board Ran a Model Process

The Board ran a thorough, independent-director-driven process that was deliberately sequenced to ensure that any negotiations between Mr. DeChellis or other members of management and SVB Financial related to post-closing employment or retention arrangements occurred only after negotiations regarding the amount of the merger consideration and the other material transaction terms had been finalized.  All members of the Boston Private Board other than Mr. DeChellis are fully independent, and the Board is comprised of a sophisticated and diverse group of directors with decades of collective financial services experience.  Negotiations were led by a working group comprised of Mr. DeChellis and two independent directors with deep M&A and transactional experience.  The Board’s independent Chair, Stephen Waters, was intimately involved in the key pricing negotiations with SVB Financial, all of which took place more than a month before SVB Financial first provided a term sheet to Mr. DeChellis outlining the proposed terms for his continued employment following completion of the merger.  And the entire Board was fully involved in overseeing the transaction process from start to finish.

For the Board to have formed a special committee to negotiate the transaction, as suggested by HoldCo, would have been both unusual and value destructive.  Special committees are extremely rare — they have been used by target boards in just 6% of major bank transactions over the past ten years7 — and are appropriate where there is a true board conflict that cannot otherwise effectively be mitigated, such as a transaction in which a controlling shareholder stands on both sides of a deal or conflicted directors have a special material interest in the transaction.  That was definitively not the case with respect to Boston Private’s arm’s-length, third party merger negotiations with SVB Financial.  Given the sequencing of the negotiations and the composition of the working group, the formation of a special committee would have done nothing to mitigate any purported “conflict.”  Instead, it would have deprived Boston Private of Mr. DeChellis’s operational expertise during negotiations, which was crucial in demonstrating the value of the company and its wealth management franchise to SVB Financial.  A transaction of the strategic importance of the SVB Financial merger demands the careful review and consideration of all directors and should, in the Board’s view, remain squarely within the ultimate province of the full Board, which is exactly what occurred.

Further, HoldCo’s contention that the prospect of continued post-closing employment for Mr. DeChellis represented an “irreconcilable conflict of interest” is based on the false premise that Mr. DeChellis was likely to receive better post-closing employment terms from SVB Financial than from any other potential buyer.  HoldCo’s misleading characterizations rely on stale information, make apples-to-oranges comparisons of target to actual compensation levels, and fail to acknowledge Mr. DeChellis’s waiver of termination protections and forfeiture of Boston Private equity awards.  The fact is, Mr. DeChellis received from SVB Financial post-closing employment arrangements on customary and reasonable terms, in a strategic transaction where his ongoing involvement in Boston Private’s wealth management business is an important value driver.

7 FactSet data as of March 31, 2021 for bank transactions in excess of $500 million since January 1, 2010.

Those arrangements are not unique to the SVB Financial transaction — every other hypothetical acquiror cited by HoldCo would have also acquired Boston Private in a strategic transaction where Boston Private’s wealth management business would have been an important value driver, and so would have wanted to hire Mr. DeChellis.  In fact, as disclosed in Boston Private’s definitive proxy statement, in September 2020, one such potential party had expressed interest in hiring away Mr. DeChellis to run its wealth management business apart from an acquisition, which Mr. DeChellis declined.  Mr. DeChellis had no reason to believe that the package offered by SVB Financial would be any better than that offered by any other possible merger partner, and therefore would have had no reason to direct the transaction toward SVB Financial instead of another merger partner.  HoldCo’s contention that there was an “irreconcilable conflict of interest” is wrong, and the Board carefully designed a process to ensure that no such conflict could arise.

HoldCo’s Assertions Regarding Retention Arrangements Are False

In an even more brazen attempt to mislead you, HoldCo falsely asserts that the one-time merger costs expected to be incurred by SVB Financial “represent a direct transfer of wealth from BPFH shareholders to BPFH executives.”  In reality, SVB Financial has offered BPFH executives customary (and for a transaction of this size, relatively modest) retention awards with aggregate value of up to $7.5 million, roughly 3.5% of SVB Financial’s total assumed restructuring costs and undoubtedly similar to what any other acquiror of Boston Private would have offered to ensure continued performance of Boston Private’s franchise.  These retention arrangements were put in place only after the merger was announced and the pricing and other transaction terms were agreed, and are appropriately structured for retentive purposes — executives will not receive their full retention amounts unless they remain employed with SVB Financial for a full four years after completion of the merger.

Most importantly, there is no basis for HoldCo’s assertion that these retention costs, or for that matter any restructuring charges to be incurred by SVB Financial in connection with the transaction, somehow reduced the amount of the merger consideration payable to Boston Private shareholders, which was negotiated more than a month before SVB Financial put any retention arrangements in place or finalized its due diligence and preliminary restructuring cost analysis.

*****

In sum, the Board believes that the transaction with SVB Financial is a financially and strategically compelling opportunity and is the value-maximizing alternative for all Boston Private shareholders.  In contrast, HoldCo’s proposed path forward is an ever-changing assortment of reckless gambles based upon an indefensible valuation and supported only by misleading assertions and unsubstantiated attacks.  The Board believes that betting the future of Boston Private on HoldCo’s illusory proposal is a risk that is simply too grave to tolerate.

For these reasons, and the reasons set out in greater detail in Boston Private’s definitive proxy statement mailed to shareholders and its other materials filed with the SEC, the Board unanimously recommends that you vote on the WHITE proxy card “FOR” the proposed transaction with SVB Financial and “FOR” the other matters to be considered at the special meeting.

Your vote is very important, regardless of how many shares you own.  The failure to vote your shares or an abstention from voting has the same effect as a vote against the transaction.  The transaction cannot be completed unless the merger agreement is approved by the affirmative vote of at least 66 2/3% of the outstanding shares of Boston Private common stock entitled to vote.

If you have any questions or need assistance voting your shares, please contact Innisfree M&A Incorporated, Boston Private’s proxy solicitor, by calling toll-free at (877) 800-5187, or for banks and brokers, collect at (212) 750-5833.

On behalf of the Boston Private Board, thank you for your continued support of Boston Private.

Sincerely,

The Boston Private Board

About Boston Private
Boston Private is a leading provider of integrated wealth management, trust and banking services to individuals, families, businesses and nonprofits.  For more than 30 years, Boston Private has delivered comprehensive advice coupled with deep technical expertise to help clients simplify their lives and achieve their goals.  The firm offers the capabilities of a large institution with the superior service of a boutique firm to clients across the United States.  Boston Private is the corporate brand of Boston Private Financial Holdings, Inc. (NASDAQ: BPFH).  For more information, visit www.bostonprivate.com.

Advisors
Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Boston Private and Morgan Stanley & Co. LLC is acting as financial advisor to Boston Private.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to SVB Financial’s and/or Boston Private’s expectations or predictions of future financial or business performance or conditions.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and we assume no duty to update forward-looking statements.  Actual results may differ materially from current projections.  In addition to factors previously disclosed in SVB Financial’s and Boston Private’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:  ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Boston Private’s shareholders on the expected terms and schedule; delay in closing the merger; the outcome of any legal proceedings that have been or may be instituted against SVB Financial or Boston Private; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; difficulties and delays in integrating Boston Private’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; the inability to retain existing Boston Private clients; the inability to retain Boston Private employees; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and the impact of the global COVID-19 pandemic on SVB Financial’s and/or Boston Private’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It
In connection with the proposed merger, SVB Financial has filed with the SEC a registration statement on Form S-4 that includes the proxy statement of Boston Private and a prospectus of SVB Financial.  The registration statement on Form S-4, as amended, was declared effective by the SEC on March 17, 2021, and Boston Private commenced mailing of the definitive proxy statement/prospectus to its shareholders on or about March 19, 2021.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF BOSTON PRIVATE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive proxy statement/prospectus, as well as other filings containing information about SVB Financial and Boston Private, may be obtained at the SEC’s Internet site (http://www.sec.gov).  Copies of documents filed with the SEC by SVB Financial will be made available free of charge on SVB Financial’s website at http://ir.svb.com or by contacting SVB Financial’s Investor Relations department at 408.654.7400; 3005 Tasman Drive, Santa Clara, CA 95054; or ir@svb.com.  Copies of documents filed with the SEC by Boston Private will be made available free of charge on Boston Private’s website at http://ir.bostonprivate.com or by contacting Boston Private’s Investor Relations department at 617.912.4386; 10 Post Office Square, Boston, MA 02109; or abromley@bostonprivate.com.

Participants in the Solicitation
SVB Financial, Boston Private and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Boston Private in connection with the proposed merger.  Information about the directors and executive officers of SVB Financial is set forth in the proxy statement for SVB Financial’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 4, 2021, and other documents filed by SVB Financial with the SEC.  Information about the directors and executive officers of Boston Private is set forth in Boston Private’s Form 10-K for the year ended December 31, 2020, as amended, and other documents filed by Boston Private with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive proxy statement/prospectus regarding the proposed merger.  Free copies of this document may be obtained as described in the preceding paragraph.

Contacts

Investor Relations
Adam Bromley
(617) 912-4386
abromley@bostonprivate.com

Media
Lucy Muscarella
(617) 912-4402
lmuscarella@bostonprivate.com